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                        SILICON STORAGE TECHNOLOGY, INC.

                               AMENDMENT NO. 1 TO
                                RIGHTS AGREEMENT


          This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (the "Amendment"), by and among Silicon Storage Technology, Inc., a California corporation (the "Company"), and American Stock Transfer & Trust Company (the "Rights Agent") is made effective as of October 28, 2000, by and among the Company and the Rights Agent.

                                    RECITALS

         WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated May 4, 1999 (the "Agreement");

         WHEREAS, the Agreement provides for the issuance of one Right (as defined therein) to purchase one one hundredth of a Preferred Share (as defined therein) for each Common Share (as defined therein) outstanding at the close of business on May 27, 1999 (the "Record Date") and for each Common Share that became outstanding between the Record Date and the Distribution Date (as defined therein);

         WHEREAS, the Company effected a three-for-one stock split on August 11, 2000 in the form of a stock dividend, which, pursuant to the terms of the Agreement, adjusted the number of Preferred Shares issuable pursuant to the exercise of a Right to one third of one one hundredth of a Preferred Share;

         WHEREAS, the Board of Directors of the Company has approved the adjustment of the purchase price of each one third of one one hundredth of a Preferred Share pursuant to the exercise of a Right to one hundred fifty dollars ($150.00); and

         WHEREAS, pursuant to Section 27 of the Agreement, the Agreement may be amended with written consent of the Company and the Rights Agent.

         NOW, THEREFORE, in consideration of the foregoing recitals, the parties hereto agree that:

1. Amendment. Pursuant to Section 27 of the Agreement, Section 7(b) of the Agreement is hereby amended and shall be replaced in its entirety to read as follows:

         "The purchase price (the "Purchase Price") for each one third of one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be one hundred fifty dollars ($150.00) and shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below."

2. Full Force and Effect. All other provisions of the Agreement shall remain in full force and effect.

                                       1.
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3.       Construction. This Amendment shall be construed in accordance with the laws of the State of California, excluding conflict of laws principles.

4. Counterparts. This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one instrument.


         IN WITNESS WHEREOF, parties whereto have caused this Amendment No. 1 to Rights Agreement to be duly executed, all as of the day and year first above written.

ATTEST:                                    SILICON STORAGE TECHNOLOGY, INC.


/s/ Jeffrey L. Garon                       /s/ Bing Yeh
-------------------------------            -------------------------------------
Jeffrey L. Garon                           Bing Yeh
Secretary                                  President and Chief Executive Officer



ATTEST:                                     AMERICAN STOCK TRANSFER &
                                            TRUST COMPANY


By: /s/ Susan Silber                        By: /s/ Herbert J. Lemmer
-------------------------------             ------------------------------------

Name: Susan Silber                          Name: Herbert J. Lemmer
      -------------------------                   ------------------------------

Title: Assistant Secretary                  Title: Vice President
       ------------------------                    -----------------------------


                                       2.